UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-13023

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Old Slip Capital Management, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 Wall Street, 28th Floor
                                    (No. and Street)

Net York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James R. Richards	214-533-6822	jrichards@texasbusinesscapital.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius Associates LLP

(Name – if individual, state last, first, and middle name)

A-94/8 Wazipur Industrial Area	New Deli	India	110052
(Address)	(City)	(State)	(Zip Code)

February 10, 2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Lukezic _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Old Slip Capital Management, Inc _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: President

Notary signature

_mT_

Notary Public

see attached FL notarial certificate below

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Oath or Affirmation:

Pursuant to Section 117.05(13)(a), Florida Statutes, the following notarial certificate is sufficient for an oath or affirmation:

STATE OF FLORIDA

COUNTY OF Miami-Dade

Sworn to (or [redacted]

ELECTRONIC NOTARY PUBLIC
STATE OF FLORIDA
B
Martina Tasevska
Electronic Notary Public
State of Florida
Commission #: HH 615095
Commission Expires: 12/20/2028

[redacted]

OLD SLIP CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2024

CONTENTS



MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689 📞
info@masllp.com ✉
www.masllp.com ▷

Report of the Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Old Slip Capital Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Old Slip Capital Management, Inc. (the "Company") as of December 31, 2024 and the related statements of income, changes in Member's Equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt on Company's Ability to continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As mentioned in Note 8 to the financial statements, the Company had a net capital deficiency as at December 31, 2024. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to this uncertainty is also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

Emphasis of Matter

We draw attention to Note 8 to the financial statements, which indicates that the company has net capital deficiency during the year ended December 31, 2024 on account of which the company is unable to comply to the Net Capital Requirements pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission. Our opinion is not modified in respect of this matter.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2024.

New Delhi, India

APRIL 9, 2025

OLD SLIP CAPITAL MANAGEMENT, INC.
Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$	391
Investment in mutual funds		272,801
Receivable from affiliate		208,868
Receivable from Celtic Bank		13,861
Accrued income		1,201
Prepaid expenses		14,460
Total Assets	$	511,582

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$	64,347
Paycheck Protection Loan		20,833
Total current liabilities		85,180

LONG-TERM LIABILITIES

SBA Disaster Relief Loan		500,000
Total long-term liabilities		500,000

Stockholder's Equity

Common stock, 500 shares authorized with $10.00 par value, 500 shares issued and outstanding	$	5,000
Additional paid-in capital		993,924
Accumulated deficit		(1,072,522)
Total stockholder's equity		(73,598)
Total Liabilities and Stockholder's Equity	$	511,582

The Accompanying Notes are an Integral Part of the Financial Statements.

OLD SLIP CAPITAL MANAGEMENT, INC.
Statement of Operations
For the Year Ended December 31, 2024

Revenues		
Investment management fees	$	14,322
Interest income		196
Annuity income		3,010
Total Revenues		17,528
Operating Expenses		
Salaries and other compensation		134,783
Legal and other professional services		31,331
Travel		861
Regulatory expenses		20,438
Interest expense		18,750
Other expenses		5,226
Total Expenses		211,389
Income (Loss) from Operations		(193,861)
Realized and unrealized gain (loss) on securities-net		76,006
Net Income (Loss)	$	(117,855)

The Accompanying Notes are an Integral Part of the Financial Statements.

OLD SLIP CAPITAL MANAGEMENT, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2024

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances, December 31, 2023	$ 5,000	$ 863,138	$ (953,556)	$ (85,418)
Capital contributions	-	130,786	-	130,786
Capital distributions				
Net income (loss)	-	-	(117,855)	(117,855)
Prior period adjustment			(1,111)	(1,111)
Balances, December 31, 2024	$ 5,000	$ 993,924	$ (1,072,522)	$ (73,598)

The Accompanying Notes are an Integral Part of the Financial Statements.

OLD SLIP CAPITAL MANAGEMENT, INC.
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows from operating activities

Net income (loss)	$ (117,855)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
(Increase) in receivable from affiliate	(104,222)
(Increase in receivable from Celtic Bank	(13,861)
(Increase) in accrued income	(1,201)
(Increase) in value of investments	(76,074)
Decrease in prepaid expenses	2,295
Decrease in accounts payable and accrued expenses	(20,774)
Net cash used in operating activities	(331,692)

Cash flows from financing activities

Capital contribution	130,786
Prior period adjustment	(1,111)
Net cash used in financing activities	129,675
Net change in cash	(202,017)
Cash, beginning of year	202,408
Cash, end of year	$ 391

Supplemental Disclosures

There was no cash paid for interest or taxes during the year.

The Accompanying Notes are an Integral Part of the Financial Statements.

December 31, 2024

1.   **Organization and Business**

Old Slip Capital Management, Inc. (the "Company") is a broker-dealer registered under the Securities and Exchange Commission ("SEC") approved to do business under (k)(2)(i), is a member of the Financial Industry Regulatory Authority ("FINRA") and Security Investors Protection Corporation ("SIPC"). Effective November 13, 2018, CNA Investor Services, Inc. sold all its interests in the Company to Old Slip Capital Management, Inc. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the firm does not claim an exemption from SEA Rule 15c3-3. The Company conducts under the "Non-Covered Firm" provision.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted (GAAP) in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions and Fees

Commissions and fees revenue related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded when they are earned and realizable and are included in the commissions and fees line in the financial statements.

Segment Reporting

The Company operates as a single operating segment. The chief operating decision maker (CODM) evaluates the Company's financial performance and allocates resources on an entity-wide basis, and the Company does not manage its operations or allocate resources based on differences in products, services, or geographic regions. As such, the Company has determined that it has one reportable segment in accordance with ASC 280, *Segment Reporting*.

.

December 31, 2024

2.   **Summary of Significant Accounting Policies (Continued)**

Fair Value of Financial Instruments (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The investment in mutual funds at December 31, 2024 are considered Level 1 instruments.

Lease Accounting

In February 2016, the FASB issued an accounting standard update which amends the accounting for leases by lessees and lessors. The primary change from the new guidance is the recognition of right-of-use assets and lease liabilities by lessees for those leases classified as operating leases. Adoption provides for modified retrospective transition as of the beginning of the earliest comparative period presented in the financial statements in which the entity first applies the new standard or prospectively with an adjustment as of the beginning of the period of adoption. The Company adopted the new lease accounting guidance prospectively as of January 1, 2019, which will result in a gross up of the balance sheet due to recognition of right of use assets and lease liabilities. These amounts will be based on the present value of the remaining operating lease payments. As of December 31, 2024 the Company had no operating lease and is not subject to FASB Accounting Standard Codification ("ASC") 842

December 31, 2024

3.   **Income Taxes**

The Company has a current year tax loss; therefore, there is no provision for current federal income taxes. The Company has a net operating loss carryforward of approximately $614,000 available to offset future taxable income, which begins expiring in 2039. The net operating loss carryforward creates a deferred tax asset, the entire amount has been offset by valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition. No state and local taxes were incurred during the year ended December 31, 2024.

4.   **Commitments and Contingencies**

The Company, from time to time, is subject to certain litigation matters which arise in the normal course of business. The Company's management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's financial position, cash flows or results of operations.

5.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2024 the Company had a net capital deficiency of $(332,074), and the Company's ratio of aggregate indebtedness of $564,347 to net capital was (1.70) to 1. The minimum net capital is the greater of $5,000 or 62/3% of aggregate indebtedness, or $37,623.

The Company has a corrective action plan to alleviate its net capital deficiency consisting of capital contributions from its existing owner sufficient to correct the deficiency.

The Company is approved to do business under (k)(2)(i), but currently operating in reliance on footnote 74.

December 31, 2024

6. **Notes Payable**

The Paycheck Protection Loan meets all the requirements to be forgiven and the application for forgiveness was filed during 2022. A forgiveness application has been filed. On the basis of the forgiveness application filed, Old Slip will obtain a refund of the amount paid in the subsequent year.

The SBA Disaster Relief Loan in the amount of $500,000 is secured primarily by the personal guarantee of the owner of the Company and certain other restrictions. The loan bears interest at 3.75% and is payable monthly at $2,505.00 for principal and interest.

7. **Related Party Transactions**

The balance of $222,729 in receivable from affiliates at year end represents a due from related party Old Slip Properties LLC., a company owned 100% by James Lukezic, whom is 100% owner of Old Slip Capital Management Inc. The amount is unsecured, interest-free, and due on demand. A month to month rental agreement exists between the two affiliated companies providing for a rental fee of $290.00 per month.

8. **Going Concern**

As indicated in the accompanying financial statements as of December 31, 2024, the Company was operating at a net capital deficiency pursuant to Rule 15c3-1 of the Securities and Exchange Commission. This factor indicates substantial doubt about the Company's ability to continue as a going concern through December 31, 2024. Because of the net capital deficiency, which existed during all of the year ended December 31, 2024, the Company wrote no new business but only collected trailing fees on business generated in prior years.

Management has evaluated and acknowledges that the uncertainty remains over the ability of the Company to independently meet its obligations and continue operations. Management of the Company is developing a plan to reduce its debt through restructuring efforts and improve its revenue streams through acquisition of new clients. Additionally, management made equity contributions for the fiscal year 2024 of $130,786 and plans to make more in 2025 to alleviate any future going concerns. There can be no assurance that the Company will be successful in accomplishing its objectives. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

9.   **Recently Issued Accounting Standards**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs". Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2024. Based upon this review, the Company has implemented the pronouncements that required adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company, and in all cases, implementation would not have a material impact on the financial statements taken as a whole

10.   **Subsequent Events**

In relation to the amount of $993,924 as appearing in the Additional Paid in capital under the heading of Stockholder's Equity, the management is in process of issuance of the shares and also in process of increasing the authorised share capital"

Management has reviewed the results of operations for the period of time from its year end December 31, 2024 through April 5,2025, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, whereby the nature of which would require disclosure.

OLD SLIP CAPITAL MANAGEMENT, INC.
Computation of Net Capital and Aggregate Indebtedneww
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ (73,598)
Additions:- Allowable use of Paycheck Protection Loan	20,833
Deductions and /or charges:	
Non-allowable assets:	
Receivable from affiliate	(222,729)
Haircuts on mutual funds	(40,919)
Accrued income receivable	(1,201)
Prepaid expenses	(14,460)
Net capital (deficiency)	$ (332,074)

Computation of Aggregate Indebtedness

Total liabilities	
Aggregage Indebtedness	$ 564,347
Computation of basic net capital requirement	
Minimum net capital required	$ 37,623
(greater of $100,000 or 6 2/3% of aggregate indebtedness)	
Net capital (deficiency) in excess of minimum requirement	$ (369,697)
Net capital (deficiency) less greater of 10% of Aggregated Indepbedness	
or 120% of minimum net capital required	$ (388,508)
Ratio of aggregate indebtedness to net capital	(1.70) to 1

Reconciliation of Computation of Net Capital

Net capital (deficiency) under Rule 15c3-1 as of December 31, 2024	
as filed by Old Slip Capital Management on Form X-17A-5	$ (332,074)
Net capital as shown above	$ (332,074)

OLD SLIP CAPITAL MANAGEMENT, INC.
Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2024

With respect to the computation for determination of reserve requirement under Rule
15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance
upon footnote 74 of SEC Release No.34-70073 dated July 30, 2013, and as discussed
in Question 8 of the related FAQ released by SEC staff. The Company does not
hold customer funds or securities.

OLD SLIP CAPITAL MANAGEMENT, INC.
Schedule III
Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2024

Information Relating to The Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

With respect to the information relating to the possession and control requirements under Rule 15c3-3, the Company does not claim and exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No.14-70073 dated July 30, 2013, and as discussed in question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

13









MERCURIUS

MERCURIUS & ASSOCIATES LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Old Slip Capital Management, Inc.

We have reviewed management's statement, included in the accompanying Old Slip Capital Management's Exemption Report, in which:

(1) Old Slip Capital Management, Inc. (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4: and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception.

The Company's management is responsible for the statements and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and its statement throughout the year ended December 31, 2024.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP.

Mercurius & Associates LLP

New Delhi, India

APRIL 9, 2025

Old Slip Capital Management, Inc.
Exemption Report

Old Slip Capital Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and
(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2024 without exception.

_____
James Lukezic, Managing Principal
Date: April 08 2025